SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

W.P. Stewart & Co., Ltd.

(Name of Subject Company)

W.P. Stewart & Co., Ltd.

(Name of Persons Filing Statement)

Common Shares, $0.001 par value

(Title of Class of Securities)

G84922106

(CUSIP Number of Class of Securities)

Seth Pearlstein

W.P. Stewart & Co., Ltd.

c/o W.P. Stewart & Co., Inc.

527 Madison Ave., 20th Floor

New York, NY  10022

(212) 750-8585

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

Copies to:

Barry Wade

Dorsey & Whitney LLP

250 Park Avenue

New York, NY  10177-1500

(212) 415-9311

☐                                    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as amended, the “Statement”) initially filed by W.P. Stewart & Co., Ltd., a Bermuda exempted company (the “Company”) with the Securities Exchange Commission (the “SEC”) on May 29, 2008, relating to the cash tender offer by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, and Arrow Offshore, Ltd., a Cayman Islands exempted company (together the “Purchasers”), for up to 19,902,000 Shares, at a cash price of $1.60 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2008 (as it may be amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal contained in the Schedule TO filed by Purchasers with the SEC on May 28, 2008 (the “Schedule TO”).  The Offer to Purchase and the Letter of Transmittal together constitute the “Offer.”  Copies of the Offer to Purchase and the Letter of Transmittal were filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO.

Item 2.  Identity and Background of Filing Person.

Item 2(b) is hereby amended and restated as follows:

(b)    Tender Offer.    This Statement relates to the tender offer by Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, Arrow Offshore, Ltd. a Cayman Islands exempted company, Arrow Opportunities I, LLC, a Delaware limited liability company, and Arrow Opportunities I, Ltd., a Cayman Islands exempted company (together the “Purchasers”), for up to 19,902,000 Shares, at a cash price of $1.60 per Share (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 28, 2008 (as it may be amended from time to time, the “Offer to Purchase”) and the related Letter of Transmittal (which, as amended from time to time, constitute the “Offer”), as set forth in the Purchasers’ Tender Offer Statement on Schedule TO, filed with the Securities and Exchange Commission (“SEC”) on May 28, 2008 (the “Schedule TO”).

The Offer is being made pursuant to an Investment Agreement, dated as of May 20, 2008, by and among the Company and Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, and Arrow Offshore, Ltd. a Cayman Islands exempted company (the “Investment Agreement”), as amended by the Joinder and Amendment No. 1 to Investment Agreement, dated July 7, 2008, by and among the Company and the Purchasers (“Amendment No. 1”).  The Investment Agreement is filed as Exhibit (e)(1) to this Statement and is incorporated herein by reference, and Amendment No. 1 is filed as Exhibit (e)(8) to this statement and is incorporated herein by reference. The Investment Agreement and Amendment No. 1 provide, among other things, for the purchase of up to a total aggregate of approximately 45% of the outstanding Shares of the Company, calculated at the time of completion of the full investment under the terms of the Investment Agreement. The Investment Agreement provides for the making of the Offer by the Purchasers and further provides that, upon the terms and subject to the conditions contained in the Investment Agreement, immediately following the closing of the Offer, the Company will issue and sell to the Purchasers and the Purchasers will purchase from the Company 5,010,000 newly issued Shares at a price per Share equal to the Offer Price. The Investment Agreement also provides that if fewer than 8,830,000 Shares are tendered and not withdrawn in the Offer, the Purchasers will have the benefit of a top-up option (the “Top Up Option”) to purchase from the Company, at their option, at a price per share equal to the Offer Price, up to an additional 2,430,000 Shares.

The forgoing description of the Investment Agreement is qualified in its entirety by reference to the Investment Agreement, which is filed as Exhibit (e)(1) to this Statement, and is incorporated herein by reference.  The forgoing description of Amendment No. 1 is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit (e)(8) to this Statement, and is incorporated herein by reference.

According to the Offer to Purchase, the address of the principal executive offices of the Purchasers is 499 Park Avenue, 10th Floor, New York, NY 10022.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Item 3(b) – Investment Agreement is hereby amended and supplemented by adding the following text to the end  thereof:

Amendment No. 1 amends and supplements the Investment Agreement by providing, among other things, that (a) Arrow Opportunities I, LLC and Arrow Opportunities I, Ltd. are added as Purchasers under the Investment Agreement; (b) the Purchasers are prohibited from extending the Offer beyond July 28, 2008 except to provide for “subsequent offering periods,” as such term is defined in, and in accordance with, Rule 14d-11 under the Securities Exchange Act of 1934; and (c) the closing of the primary share purchase and Top Up Option, as described in Item 8 herein shall occur on the third business day following the later of (i) the expiration date of the Offer or (ii) if Purchasers provide for subsequent offering periods, the expiration date of the final subsequent offering period.

The forgoing description of Amendment No. 1 is qualified in its entirety by reference to Amendment No. 1, which is filed as Exhibit (e)(8) to this Statement, and is incorporated herein by reference

The third paragraph of Item 3(b) is hereby amended and restated as follows:

Registration Rights Agreement

The Company entered into a Registration Rights Agreement, dated May 20, 2008 by and among the Company and the Arrow Masters LP, a Delaware limited partnership, Arrow Partners LP, a Delaware limited partnership, and Arrow Offshore, Ltd. a Cayman Islands exempted company (as amended or supplemented, the “Registration Rights Agreement”), which was joined by Arrow Opportunities I, LLC, and Arrow Opportunities I, Ltd. by way of a Joinder Agreement, dated July 7, 2008, by and among the Company and the Purchasers (the “Joinder Agreement”). The summary of the material terms of the Registration Rights Agreement set forth in Section 11 of the Offer to Purchase is incorporated herein by reference to Section 11 in Exhibit (a)(1) to the Schedule TO, filed by the Purchasers on May 28, 2008. The summary of the Registration Rights Agreement is qualified in its entirety by reference to the Registration Rights Agreement filed as Exhibit (e)(2) to this Statement and incorporated herein by reference.  The summary of the Joinder Agreement is qualified in its entirety by reference to the Joinder Agreement filed as Exhibit (e)(9) to this Statement and incorporated herein by reference.

Item 4.  The Solicitation or Recommendation.

Item 4(b) – Background of the Offer and Retention of Merrill Lynch  is hereby amended and supplemented by adding the following text to the end  thereof:

On June 30, 2008, Mal Serure and Alexandre von Furstenberg,  representatives of Purchasers, approached William P. Stewart and proposed that the agreements between the Purchasers and the Company be amended to add one or more newly formed Arrow funds as Purchasers in order to facilitate the investment in the Company by the Purchasers’ investors.  Messrs. Serure and von Furstenberg indicated that the formation of the funds would require an extension of the Offer to allow time to form and organize the new entity or entities.  On July 2, draft documents to effectuate these changes and various other technical amendments, including an amendment limiting the Purchasers’ right to make later extensions of the Offer, were circulated to the Special Committee and a meeting of the Special Committee (a portion of which was also attended by Messrs. Serure and von Furstenberg) was held to consider these amendments.  At that meeting, the Special Committee approved a recommendation to the Board to approve the proposed amendments.  On July 6, the Board approved the amendments and on July 7, 2008, the Company and Arrow issued a press release announcing these changes and an extension of the tender offer to 5:00 p.m. on July 28, 2008.  The press release has been filed as Exhibit (a)(4)(a) to this Statement.

Item 8.  Additional Information

The second and third paragraphs of Item 8 are hereby amended and restated as follows:

Primary Share Purchase

The Investment Agreement, as amended, provides that on the third business day immediately following the later of (i) the expiration date of the Offer, or (ii) if the Purchasers provide for subsequent offering periods, the expiration date of the final subsequent offering period, the Purchasers are required to purchase and the Company is required to issue and sell to the Purchasers 5,010,000 newly issued Shares at the Offer Price in addition to, and whether or not, any Shares are purchased in the Top Up Option.

Top Up Option

The Investment Agreement, as amended, provides that on the third business day following the later of (i) the expiration date of the Offer, or (ii) if the Purchasers provide for subsequent offering periods, the expiration date of the final subsequent offering period, if the Purchasers have purchased fewer than 13,840,000 Shares in the Offer and the primary Share purchase, then the Purchasers will have the option, but not the obligation, to require the Company to issue and sell to the Purchasers up to 2,430,000 additional newly issued Shares at the Offer Price.

 Item 9.  Exhibits.

Item 9 is hereby amended and supplemented to include the following exhibits:

The Company and the Purchasers issued a joint press release on July 7, 2008, regarding Purchasers’ extension of the Offer.  A copy of the press release has been filed herewith as Exhibit (a)(4)(a).

Exhibit	Description
(e)(8)

Joinder and Amendment No. 1 to Investment Agreement, dated July 7, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, and Arrow Opportunities I, Ltd. (filed herewith)

(e)(9)

Joinder Agreement, dated July 7, 2008, by and among W.P. Stewart & Co., Ltd. and Arrow Masters LP, Arrow Partners LP, Arrow Offshore, Ltd., Arrow Opportunities I, LLC, and Arrow Opportunities I, Ltd. (filed herewith)

(a)(4)(a)	Joint press release of the Company and Purchasers, dated July 7, 2008 (filed herewith)

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  July 7, 2008

W.P. STEWART & CO., LTD.

By:	/s/ Susan G. Leber
Name:	Susan G. Leber
Title:	Managing Director–Chief Financial Officer